Himanshu H. Shah
Managing Partner and Chief Investment Officer
SHAH CAPITAL OPPORTUNITY FUND LP

April 8, 2026

Board of Directors of Novavax Inc.

21 Firstfield Rd.

Gaithersburg, MD 20878

Notice of Intention to VOTE AGAINST Board Nominees and Executive Compensation – Shah Capital Open Letter

As a large and long-term 9% shareholder, we are writing to formally notify you of our intent to vote AGAINST the re-election of board nominees and AGAINST the executive compensation package at the upcoming 2026 Annual Meeting. Your tenure has overseen a DESTRUCTION of shareholder value - a direct result of chronic operational shortcomings and failures on fiduciary duty.

Value Destruction (2023–2026)

	January 1, 2023	March 31, 2026	Decline
Share Price	$11	$8	-27%
Shares Outstanding	83 million	163 million	96% Dilution
Cash & Equivalents	$1.35 Billion	$750 million as of 12/31/25	-45%

Source: LSEG

Sanofi Partnership Not Benefiting Novavax Yet

For Nuvaxovid to achieve only ~1% share or ~$22 million revenues in 2025 is completely unfathomable and frankly unacceptable for the best-in-class covid vaccine on efficacy and safety which is non-mRNA. This is after spending billions of dollars and continuing massive R&D expenses, combined non-GAAP $620 million in 2024-25, to mainly support the annual strain change. Also, we are both surprised and frustrated with Sanofi’s continued delay of Phase 3 launch of Covid/Influenza combo even with better clinical results compared to competition for a lucrative ~$5+ billion combo vaccine category.

NOT enough Cost-cutting and Pessimistic 2026 Revenue Forecast

Management has failed to implement aggressive cost-cutting measures necessary to achieve consistent profitability. For example, there is no justification for a top-heavy roster of senior executives and/or an eight-member Board to manage a largely passive stream of royalty and partnership revenues. We are also surprised by lower Nuvaxovid sales projections even with the BLA. Nuvaxovid’s target US market share should be over 30% not ~10% in 2026.

2301 Sugar Bush Rd | Suite 510 | Raleigh, NC 27612 | 919-719-6360 | shahcapital.com

Untimely Dilutive CB and Balance Sheet Inertia

Shah Capital is still at loss for the unfortunate and ill-advised convertible bond extension and $50 million principal increase in outstanding CB in August 2025. Also, Board’s cash hoarding while equity massively underperforms is not prudence but a lack of strategic conviction.

Low Institutional Credibility

With a strong pipeline consisting of Covid-Influenza Combo (CIC), Shingles, and C-Diff, to name a few along with exciting oncology potential in pre-clinical, why the equity short interest is so elevated at ~30% of float or 48 million shares even with Sanofi and Pfizer partnership agreements?

It is noticeably clear that the current equity valuation of Novavax shows that its leadership is pursuing tenures and not shareholder value. Therefore, it is imperative that Novavax leadership follows through on Shah Capital’s path for success below.

Cost Discipline and Consistent Profitability

Novavax has spent in R&D alone $1.35 billion in 2023-25 with only ~$1.3 billion current market capitalization. Irrespective of leadership claim of being lean, there are still numerous ways to reduce cost without impairing Novavax’s leading vaccine science as the heavy lifting is already complete. Frankly, leadership must guide maximum profitability with combined SG&A and R&D expense spending under $100 million for 2027 plus GAVI/UK combined ~$100 million liability. It is heartening to see UK liability scheduled to be over by 6/30/27 and GAVI by end of 2028.

Retire outstanding $225M Convertible bond and/or Opportunistic Equity Buyback

To regain shareholder credibility and reduce extremely high short interest, Novavax must retire the outstanding convertible debt with cash on hand at the earliest, showing confidence in its superior science and positive future. The company can also opportunistically buy back 10-20 million shares.

Governance Changes

The current senior management team should be reduced by 30% to reflect Novavax’s new royalty and partnership business model. The board size should also be reduced to five from eight including electing new members with emphasis on pragmatic entrepreneurial experience to turn Novavax into an equity success story.

Conclusion

Even with superior respiratory vaccine science, Novavax equity has declined 27% in last 3 years and 95% in the last 5 years. Still, Shah Capital is not instigating a proxy fight as it will be in minority against an entrenched eight-member board. We are hoping all the shareholders of Novavax completely dissent to bring this tenure driven dogmatic leadership to truly listen and follow pragmatism. Shah Capital also urges both ISS and Glass Lewis to deeply review our research and conclusions before reaching their “In Favor” proxy recommendation keeping in mind the significant dissent of shareholders in 2025 even with your in-favor recommendation.

2301 Sugar Bush Rd | Suite 510 | Raleigh, NC 27612 | 919-719-6360 | shahcapital.com

Ideally, we would like to see a like-minded strategic long-term investor taking 10-20% ownership position to reshape Novavax entirely.

Sincerely,

/s/ Himanshu H. Shah

Himanshu H. Shah

2301 Sugar Bush Rd | Suite 510 | Raleigh, NC 27612 | 919-719-6360 | shahcapital.com